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FOIA CONFIDENTIAL TREATMENT REQUEST

Requested by Five Prime Therapeutics, Inc.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH “[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

August 16, 2013

BY EDGAR AND COURIER

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Five Prime Therapeutics, Inc.

Registration Statement on Form S-1

Filed July 26, 2013, as amended August 16, 2013

File No. 333-190194

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of Five Prime Therapeutics, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-190194) (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2013. For the convenience of the Staff, we are supplementally providing a copy of Amendment No. 1 marked to show changes from the Registration Statement.

Amendment No. 1 is being filed in response to comments, contained in the letter dated August 7, 2013 from the Staff to Lewis T. Williams, M.D., Ph.D., President and Chief Executive Officer of the Company, with respect to the Registration Statement (the “Comment Letter”). For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

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Securities and Exchange Commission	- 2 -	August 16, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 47

1.	We acknowledge your response to our prior comment ten. As we continue to gain a better understanding regarding your determination of the fair market value of your common stock at each valuation date, please address the following:

•

In your response you stated that you included other companies with differing therapeutic focus to create an appropriate sample size for the valuations. Tell us what you mean by “appropriate sample size” and how many of these “other companies” represent the total of the total companies used in each of your valuations.

The Company generally considered a sample size of at least 10 companies to be an appropriate sample size for the peer group used in each valuation scenario.

As set forth below, 107 of the total 230 companies used in the valuations were companies with a therapeutic focus other than cancer or inflammatory diseases. The remainder of the companies used were focused on cancer or inflammatory diseases.

Valuation Date(1)	Total Peer Group Companies	Cancer or Inflammatory Diseases Focus	Other Therapeutic Focus
June 15, 2011	22	16	6
May 31, 2012	45	25	20
April 15, 2013	74	34	40
June 30, 2013	89	48	41

Total	230	123	107

(1)	Each valuation date includes multiple valuation scenarios (e.g., IPO, sale, comparable company and stay-private) and related peer groups. The numbers reflected in the table above are the aggregate number of companies for all peer groups on the valuation date.

•

Further, you state in your response that it would not be possible to further refine the peer groups based on working capital, liquidity or other factors as it would result in too few peer group companies for the valuation analysis. Tell us what you mean by “too few” and how this affected the number of peer groups selected for each valuation period, for instance, the May 31, 2012 valuation date under the IPO and sale value approach.

The Company respectfully advises the Staff that if it further refined the peer groups based on factors such as liquidity or working capital, it would generally result in a peer group sample size of less than 10 companies.

Had the Company refined its peer group based on liquidity, the resulting peer group would have been less than 10 companies. For example, if the Company had refined the initial public offering (“IPO”) peer group used in the April 2013 valuation based on peer companies having plus or minus 50% of the Company’s cash, cash equivalents and marketable securities (the “cash balance”), it would have eliminated 9 of the 12 companies in the peer group. If the Company had refined the comparable company peer group used in the May 2012 valuation based on peer companies having plus or minus 50% of the Company’s cash balance, it would have eliminated 5 of the 9 companies in the peer group. If the Company had refined the sale value company peer group used in the May 2012 valuation based

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on peer companies having plus or minus 50% of the Company’s cash balance, it would have eliminated 10 of the 15 companies in the peer group. Similarly, if the Company had refined the IPO peer group used in the May 2012 valuation based on peer companies having plus or minus 50% of the Company’s cash balance, it would have eliminated 17 of the 21 companies in the peer group. Instead, the Company used the enterprise value of each peer group company to normalize values and eliminate any distortions in value that may have been caused by differing levels of cash balances or debt held among the peer group companies. The Company determined the enterprise value of each peer group by taking the market valuation (for public companies) or sale price (for M&A and sales transactions) for each company in such peer group and subtracting the cash balance held by the peer company and adding back any debt of the peer company. After having determined the most representative enterprise value based on a specific peer group, the Company then added back the amount of its cash balance in order to determine its valuation.

Working capital is defined as current assets less current liabilities. Since the primary current assets of most clinical-stage biotechnology companies is the cash balance, refining the peer group based on working capital would have a similar effect on the peer group sample sizes as discussed above.

•

Tell us why you did not make any adjustments to the enterprise value of the peer group companies to reflect the fact that the company was at an earlier stage of development than a majority of the companies included in the peer groups.

In response to the Staff’s comment, the Company clarifies that although it did not adjust the enterprise value of the individual peer group companies it did adjust the valuation indicated by the peer group to reflect the fact that the Company was at an earlier stage of development than a majority of the companies included in the peer groups. The Company adjusted the valuation indication from the peer group by discounting the valuation at a risk-adjusted rate of return for the estimated amount of time it would take to reach the same stage of development as a majority of the companies included in the peer group to account for the time value of money and risks such as achievement of clinical goals and ability to obtain financing. For example, in the IPO approach in the May 31, 2012 valuation, the Company estimated that it would take 2.6 years to reach the same stage of development as a majority of the companies included in the peer group and therefore discounted the average peer group valuation over a 2.6 year period at a risk-adjusted rate of return.

•

You state on page 51 that for the June 2011 valuation, given that the market multiple approach, the IPO value approach, and the sales value approach provide relevant estimates of fair value, which did not differ significantly, you applied equal weighting to each of these approaches to determine an initial enterprise value. Please clarify if this was the case for the May 31, 2012 valuation, or clarify in the filing how you used a combination of the methods described to determine enterprise value. Also, your response indicates that you used the PWERM to determine the enterprise value for your April and June 2013 valuations. As this method is normally used to allocate the enterprise value between common and preferred stock, please revise the filing to clarify how the enterprise value of the company as a whole was determined for the valuations.

In response to the Staff’s comment, the Company has revised its disclosure related to the May 31, 2012 valuation on page 51 and the April and June 2013 valuations on pages 53 and 54.

Confidential Treatment Requested by Five Prime Therapeutics, Inc.

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•	Regarding your April 15, 2013 valuation, tell us why it was appropriate to exclude companies with unusually low pre-money valuations and clarify to us what “unusually low” means.

In response to the Staff’s comments, the Company advises the Staff that the initial IPO peer group for the April 15, 2013 valuation, which had 15 companies, had a pre-money valuation range of $23.1 million to $151.6 million. The three lowest pre-money valuations were $23.1 million, $31.8 million and $36.4 million, which were excluded, resulting in a peer group size of 12 companies. The Company believed it was appropriate to exclude these three companies from the peer group because the low valuations are not reflective of the Company’s perceived value and it would not complete an IPO at a valuation in that range.

•

Regarding the staying private scenario for the April 15, 2013 and June 30, 2013 valuations, tell us how using companies with a product candidate in or near Phase 3 clinical development is relevant to your valuation, notwithstanding that you expect to have a product candidate in or near Phase 3 clinical development by the end of 2015.

In response to the Staff’s comments, the Company advises the Staff that it believes using companies with a product candidate in or near Phase 3 clinical development is relevant to its April 15, 2013 and June 30, 2013 valuations because the Company simulated future exits in 2015 when the company would be in or near Phase 3 clinical development. In the stay-private scenarios for the April 15, 2013 and June 30, 2013 valuations, the Company used a present value model that incorporated market or sales values from companies that are in or near Phase 3 clinical development to derive a future enterprise value for the Company in 2015. The 2015 future enterprise value for each exit valuation, including interim projected cash flow, was then adjusted, using a risk adjusted rate of return, to the present value as of the date of valuation to account for time value of money and risks such as achievement of clinical goals and ability to obtain financing.

2.	Please note the following once your IPO price has been determined:

•	Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

The Company supplementally advises the Staff that, while not reflected in Amendment No. 1 to the Registration Statement, based on discussions with the Company’s Board of Directors and reflecting the input from the lead underwriters of the Company’s IPO, the Company currently anticipates a price range of $[***] to $[***] per share of common stock in the Company’s IPO (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect the reverse stock split the Company will effect prior to effectiveness of the Registration Statement. The Company currently anticipates effecting an [***]-for-[***] reverse stock split of the Company’s common and preferred stock, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The final reverse stock split and Preliminary IPO Price Range remain under discussion between the Company and the lead underwriters. The Company will include a bona fide price range in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus.

The Company also supplementally advises the Staff that based on Preliminary Assumed IPO Price, the intrinsic value of all outstanding options as of June 30, 2013, was $[***] million, of which approximately $[***] million related to vested options and approximately $[***] million related to

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unvested options. In addition, the Company has updated its disclosure in Amendment No. 1 to include the following:

“The intrinsic value of all outstanding options as of June 30, 2013, was $         million based on the estimated fair value of our common stock of $             per share, the mid-point of the estimated price range set forth on the cover of this prospectus, of which approximately $         million related to vested options and approximately $         million related to unvested options.”

•	Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

In response to the Staff’s comment, the Company advises that it will include the following disclosure (subject to such changes as are necessary to accurately reflect the final determination as to price range and to reflect the proposed reverse stock split) in a future amendment to the Registration Statement once the final Preliminary Price Range has been determined:

“Offering Price: Based on an assumed offering price of $[***], which is the mid-point of the estimated price range set forth on the cover of this prospectus, the offering price in this offering is a [***]% increase over our July 19, 2013 determination of the estimated fair value of our common stock of $0.59.

We believe the difference between the assumed offering price and the estimated fair value of our common stock as determined by our board of directors in connection with the grant of stock in July 2013 is attributable to several factors, including the following:

•

The assumed initial public offering price reflects a significant improvement in the relevant market environment, particularly for companies in an earlier stage of clinical development. From January 1, 2013 to June 30, 2013 there were 16 development-stage initial public offerings, of which only one was in Phase 1 clinical development. Of the remaining 15 companies, 7 were in Phase 2 clinical development. The median pre-money valuation of the eight companies in Phase 2 or earlier clinical development was $128 million, consistent with the estimated enterprise value of $133 million that we used to determine our June 30, 2013 estimated fair value per share. By contrast, in the second half of July 2013 there were five development-stage initial public offerings, three of which were in Phase 1 or earlier clinical development. This represents a significant shift in the market to an acceptance of companies in an earlier stage of clinical development. Moreover, the valuations of these companies were significantly higher than companies that completed initial public offerings in the first six months of 2013. The median pre-money valuation of companies which completed an initial public offering in the second half of July 2013 was $232 million, an 81% increase from the median pre-money valuation of the Phase 2 or earlier clinical development initial public offerings from January 1, 2013 to June 30, 2013.

•

The assumed initial public offering price represents a future price for shares of common stock that are immediately freely tradable in a public market, whereas the estimated fair value of our common stock at earlier dates represents a contemporaneous estimate of the fair value of illiquid shares that would remain

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restricted from public sale for a substantial period of time even after the completion of an initial public offering.

•

The assumed initial public offering price is based on a single outcome—a successful initial public offering in the near term which is not probability weighted. By contrast, the estimated fair value of our common stock as of June 30, 2013, was determined based on the PWERM methodology, which is a probability-weighted approach that incorporates the potential for alternative liquidity events. This probability-weighted approach inherently decreases the estimated fair value per share due to the combination of other expected equity values, which do not reflect the elimination of the liquidation preference.

•	We made continued progress since July 19, 2013 in our preclinical and clinical product portfolios.”

In addition to the foregoing disclosure, the Company supplementally advises the Staff that in the second half of July 2013 there were five development stage biotechnology companies that completed initial public offerings: OncoMed Pharmaceuticals, Inc. (7/17/13), Heat Biologics, Inc. (7/23/13), Agios Pharmaceuticals, Inc. (7/23/13), Onconova Therapeutics, Inc. (7/24/13) and Conatus Pharmaceuticals, Inc. (7/25/13). Of these five companies, three were in Phase 1 clinical development. The average pre-money valuation of these three companies was $284 million, including OncoMed’s pre-money valuation at $379 million and Agios’ pre-money valuation at $439 million. The post offering stock market performance for these two companies has also been strong. As of August 15, 2013, Agios’ market capitalization was up approximately 79% since its IPO and OncoMed’s market capitalization was up approximately 11% since its IPO. We believe these two companies are relevant comparables because of their similar stage of development and therapeutic focus.

•	Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.

In response to the Staff’s comment, the Company respectfully advises the Staff that there have been no additional equity issuances subsequent to the July 19, 2013 stock grant disclosed on page 48 of the Registration Statement.

•	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

The Company respectfully acknowledges the Staff’s comment.

Business

Product Pipeline

FP-1039, page 75

3.	We note your response to our prior comment 14 and your disclosure regarding an IND you filed with the FDA for a Phase 1 trial of FP-1039. We also note a press release on your website dated June 4, 2012, regarding an IND submitted by GSK-HGS for Phase 1b trials. Please disclose all material information regarding the IND filed by GSK-HGS in your discussion of Phase 1b trials on page 75.

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The Company supplementally advises the Staff that on April 30, 2012, Human Genome Sciences, Inc. (“HGS”) submitted an Investigational New Drug application (“IND”) to the U.S. Food and Drug Administration (“FDA”) to initiate a Phase 1b clinical trial entitled “Multi-Center, Open-Label Phase 1B Study to Evaluate the Safety and Tolerability of HGS1036 in Combination With Paclitaxel and Carboplatin, Cisplatin and Etoposide, or Docetaxel in Subjects With Advanced Solid Malignancies” (the “Original Phase 1b”). The press release on the Company’s website dated June 4, 2012, was issued to announce HGS’s submission of the IND for the Original Phase 1b. Shortly thereafter, HGS commenced the Original Phase 1b. On August 3, 2012, GlaxoSmithKline (“GSK”) completed its acquisition of HGS and promptly thereafter suspended the Original Phase 1b. At that time, HGS had activated only one clinical trial site for the Original Phase 1b and begun screening for patients but no patients had yet been enrolled. After suspending the Original Phase 1b, GSK undertook an independent review of the FP-1039 program and thereafter determined to continue development of FP-1039 but not the suspended Original Phase 1b. Instead, GSK began preparing for a different Phase 1b clinical trial of FP-1039 under the same IND submitted by HGS in April 2012. GSK commenced this new Phase 1b clinical trial in July 2013.

Additionally, in response to the Staff’s comment, the Company has revised its disclosure on page 74 to reference the IND application submitted to the FDA by HGS on April 30, 2012. The Company believes that adding the additional information set forth above is not meaningful to investors’ understanding of the Company and may be confusing.

4.	We note your response to our prior comment 15 and your disclosure on pages 75, 78, and 80 regarding your intention to develop companion diagnostics for your product candidates through third parties. Please expand disclosure in the risk factor on page 16 to state that while you plan to rely on third parties for development of companion diagnostics, you currently have no agreements in place with any such third parties relating to any of your product candidates.

In response to the Staff’s comment, the Company has revised its disclosure on page 16.

Novel Technologies to Produce and Screen the Library in High Throughput, page 82

5.	We note your response to our prior comment 19 and re-issue the comment in part. Specifically, we note your belief that the patents covering your proprietary screening technologies are immaterial. Please clarify whether the in-licensing agreements you mention in your response relate only to these patents. If any in-licensing agreements cover more than just these patents, provide us with your analysis as to why you are not substantially dependent on these in-licensing agreements, especially given the importance of your protein production and screening program to your continuing operations.

The Company respectfully advises the Staff by way of clarification that the Company does not believe the patents referenced in its prior response are immaterial. Instead, the Company believes that even if these patents did not issue, it would not be hindered in its ability to use its biologics discovery platform.

The in-licensing agreements referenced in the prior response do not relate to the platform technology patents filed by the Company. The Company has re-evaluated these in-licensing agreements in light of the Staff’s comment, and accordingly has revised its disclosure on pages 29, 87 and 88, and has filed these agreements as exhibits to Amendment No. 1.

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Collaborations, pages 83-87

6.	We note your responses to our prior comments 20 and 21. For the following collaboration agreements, please disclose the expiration date of the relevant patent that is tied to the expiration of the royalty term: the FP-1039 License and Collaboration with GSK-HGS; the GSK US Muscle Diseases Collaboration; the GSK UK Respiratory Diseases Collaboration; the UCB Fibrosis and CNS Collaboration; and the License Agreement with Galaxy.

In response to the Staff’s comment, the Company has revised its disclosures on pages 83 to 87.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jaime L. Chase at (202) 637-5457. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Lewis T. Williams, M.D., Ph.D., Five Prime Therapeutics, Inc.

Francis Sarena, Esq., Five Prime Therapeutics, Inc.

Jon Layman, Esq., Hogan Lovells US LLP

Jaime L. Chase, Esq., Hogan Lovells US LLP

David Peinsipp, Esq., Cooley LLP

Charles S. Kim, Esq., Cooley LLP

Andrew S. Williamson, Esq., Cooley LLP

Daniel M. Coleman, Ernst & Young LLP

Confidential Treatment Requested by Five Prime Therapeutics, Inc.